Exhibit 99.1
For Immediate Release
CONTACT:	Investors:

Jay Venkateswaran Senior VP — Investor Relations WNS (Holdings) Limited +1 212 599 6960 ir@wnsgs.com

Media: Mike Sherrill Gutenberg Communications +1 212 239 8741 msherrill@gutenbergpr.com
WNS Announces Quarterly Earnings;
Raises Net Income Guidance for Fiscal 2008
Third Quarter Net Income decreases 23.1%;
Net Income (excluding share-based compensation, related fringe benefit taxes and amortization of intangible assets) decreases 8.9%
Revenue Increases 13.4%;
Revenue Less Repair Payments Increases 29.5%,
Over Corresponding Quarter in the Prior Fiscal Year
NEW YORK and MUMBAI, February 7, 2008 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of offshore business process outsourcing (BPO) services, today announced results for the quarter ended December 31, 2007 and raised its net income guidance for fiscal 2008.
Revenue for the third fiscal quarter was $115.6 million, an increase of 13.4% over the corresponding quarter in the prior fiscal year. Revenue less repair payments of $74.1 million increased 29.5% over the same period a year ago. Revenue less repair payments for the quarter did not include any revenue contribution from First Magnus Financial Corporation due to its bankruptcy filing in August 2007. However, revenue less repair payments for the corresponding quarter in the prior fiscal year included $3.8 million of revenue from this client.
Net income for the third fiscal quarter was $5.5 million, a decrease of 23.1% over the corresponding quarter in the prior fiscal year. Net income (excluding share-based compensation, related fringe benefit taxes and amortization of intangible assets) was $8.1 million, a decrease of 8.9% from the corresponding quarter last year. This decrease is primarily due to the appreciation of the Indian Rupee against the US Dollar.
WNS recorded a basic income per share of $0.13. Basic income per share (excluding share-based compensation, related fringe benefit taxes and amortization of intangible assets) was $0.19 for the quarter.
“With a solid third quarter behind us and the continued secular growth trend in offshore BPO, we remain focused on growth,” said Neeraj Bhargava, Group Chief Executive Officer. “With low mortgage and banking sector exposure, after the loss of First Magnus as a client, and a steady flow of opportunities in other sectors we are optimistic about growth even in a challenging economic environment.”
Financial Highlights: Fiscal Third Quarter Ended December 31, 2007
•	Quarterly revenue of $115.6 million, up 13.4% from the corresponding quarter last year.

•	Quarterly revenue less repair payments of $74.1 million, up 29.5% from the corresponding quarter last year.

•	Quarterly net income of $5.5 million, down 23.1% from the corresponding quarter last year.

•	Quarterly net income (excluding share-based compensation, related fringe benefit taxes and amortization of intangible assets) of $8.1 million, down 8.9% from the corresponding quarter last year.

•	Quarterly basic income per share of 13 cents, down from basic income per share of 18 cents for the corresponding quarter last year.

•	Quarterly basic income per share (excluding share-based compensation, related fringe benefit taxes and amortization of intangible assets) of 19 cents, down from 22 cents for the corresponding quarter last year.

•	Cash flows from operating activities of $20.7 million for the nine months ended December 31, 2007, down from $26.4 million for the nine months ended December 31, 2006
Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release.
Key Organizational Developments
WNS earlier announced it has strengthened its leadership team with the appointment of Alok Misra as its new CFO. He was previously the Chief Financial Officer of MphasiS Ltd., an EDS company.
“Alok has consistently demonstrated strong financial leadership for global services companies,” said Mr. Bhargava. “As WNS expands its global footprint, Alok’s significant experience and expertise will help drive the success of the company’s overall business strategy. He is a valuable addition to the WNS management team.”
WNS last month also announced the launch of its operation in Bucharest, Romania, for high-end finance and accounting and customer support services. The center will also be a hub for providing European language services.
WNS has also announced several awards during the past quarter that recognize the company’s operational excellence and high-quality service delivery. These awards include:
—	Best Performing FAO Provider by Global Services and neo IT

—	Named as part of The Global Services 100 list for 2008 by Global Services and neo IT

—	WNS Assistance recognized as the Best Accident Management Company by the Auto Body Professionals Club, a UK automobile repair trade organization

—	The Best Achievement of Six Sigma in Outsourcing by Global Six Sigma experts and practitioners

—	The Golden Peacock Innovation Award by The Institute of Directors, India

—	The Supplier Innovation Award by KLM, a key travel client

—	Eric Selvadurai, Managing Director, WNS Europe, awarded the “Market Maker Award” by FAO Today magazine
Fiscal 2008 Guidance
WNS raises its November 14, 2007 guidance for fiscal 2008:
•	Revenue less repair payments is expected to be between $290 million and $295 million, in line with the company’s previous guidance.

•	Net income (excluding share-based compensation and related fringe benefit taxes, amortization and impairment of goodwill and intangible assets) is expected to be between $34.0 million to $ 36.0 million. This represents a $1.0 million increase from the company’s previous guidance of $33 million to $35 million.
“We are targeting better than expected profits for the year due to expansion of current client relationships, the accelerated growth of our analytics services businesses, and an ability to control costs, which have allowed us to weather pressure from currency appreciation and declines in mortgage revenue,” said Mr. Bhargava.
Conference Call
WNS will host a conference call on February 8, at 8 a.m. (EST) to discuss the company’s quarterly results. To participate, callers can dial 1-800-295-3991 from within the U.S. or +1-617-614-3924 from any other country. The participant passcode is 1352836. A replay will be made available online at www.wnsgs.com for a period of three months beginning two hours after the end of the call.
About WNS
WNS [NYSE: WNS] is a leading global Business Process Outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. With over 17,000 employees, WNS is passionate about building a market leading company valued by our clients, employees, business partners, investors and communities. For more information, please visit our website at www.wnsgs.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.
The amounts invoiced to WNS clients for payments made by WNS to third-party repair centers are reported as revenue. As the company wholly subcontracts the repairs to the repair centers, it evaluates its financial performance based on revenue less repair payments to third party repair centers, which is a non-GAAP measure.
WNS believes revenue less repair payments reflects more accurately the value addition of the business process services it directly provides to its clients. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the company’s financial results prepared in accordance with U.S. GAAP. WNS revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the BPO and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)
(Amounts in thousands, except per share data)

	Three months ended		Nine months ended
	December 31,		December 31,
	2007	2006	2007	2006

Revenue
Third parties	$114,781	$101,325	$341,268	$235,229
Related parties	864	674	2,478	6,386

	115,645	101,999	343,746	241,615
Cost of revenue	91,862	81,250	274,536	186,017

Gross profit	23,783	20,749	69,210	55,598
Operating expenses
Selling, general and administrative expenses	17,777	13,973	51,282	36,180
Amortization of intangible assets	897	490	2,205	1,441
Impairment of goodwill and intangible assets	—	—	15,464	—

Operating income	5,109	6,286	259	17,977
Other income (expense), net	2,052	1,331	6,963	1,250
Interest expense	(21)	—	(23)	(101)

Income before income taxes	7,140	7,617	7,199	19,126
Provision for income taxes	(1,686)	(525)	(3,759)	(1,418)

Net income	$5,454	$7,092	$3,440	$17,708

Basic income per share	$0.13	$0.18	$0.08	$0.47
Diluted income per share	$0.13	$0.17	$0.08	$0.44
Non-GAAP measure note:
In addition to its reported operating results in accordance with U.S. generally accepted accounting principles (US GAAP). WNS has included in the table below non-GAAP operating measures that the Securities and Exchange Commission defines as “non-GAAP financial measures”. Management believes that such non-GAAP financial measures, when read in conjunction with the company’s reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the company’s results. The non-GAAP financial measures disclosed by the company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

Reconciliation of revenue less repair payments (non-GAAP) to revenue (GAAP)

				Amount in thousands
	Three months ended		Nine months ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006

Revenue less repair payments (Non-GAAP)	74,056	57,192	215,564	155,665
Add: Payments to repair centers	41,589	44,807	128,182	85,950
Revenue (GAAP)	115,645	101,999	343,746	241,615
Reconciliation of cost of revenue (non-GAAP to GAAP)

				Amount in thousands
	Three months ended		Nine months ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006

Cost of revenue (Non-GAAP)	50,272	36,443	146,354	100,067
Add: Payments to repair centers	41,589	44,807	128,182	85,950
Cost of revenue (GAAP)	91,862	81,250	274,536	186,017
Reconciliation of selling, general and administrative expense (non-GAAP to GAAP)

				Amount in thousands
	Three months ended		Nine months ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006

Selling, general and administrative expenses (excluding share-based compensation expense and FBT1) (Non-GAAP)	16,653	13,073	47,367	34,311
Add: Share-based compensation expense	892	900	3,056	1,869
Add: FBT[1]	232	—	859	—
Selling, general and administrative expenses (GAAP)	17,777	13,973	51,282	36,180

[1]	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the government of India.

Reconciliation of operating income (non-GAAP to GAAP)

				Amount in thousands
	Three months ended		Nine months ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006

Operating income (excluding share-based compensation, amortization of intangible assets, impairment of goodwill and intangible assets, and FBT1) (Non-GAAP)	7,724	8,052	23,696	21,817
Less: Share-based compensation expense	1,486	1,276	4,909	2,399
Less: Amortization of intangible assets	897	490	2,205	1,441
Less: Impairment of goodwill and intangible assets	—	—	15,464	—
Less: FBT[1]	232	—	859	—
Operating income (GAAP)	5,109	6,286	259	17,977
Reconciliation of net income (non-GAAP to GAAP)

				Amount in thousands
	Three months ended		Nine months ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006

Net income (excluding share-based compensation, amortization of intangible assets, impairment of goodwill and intangible assets, and FBT1) (Non-GAAP)	8,069	8,858	26,877	21,548
Less: Share-based compensation expense	1,486	1,276	4,909	2,399
Less: Amortization of intangible assets	897	490	2,205	1,441
Less: Impairment of goodwill and intangible assets	—	—	15,464	—
Less: FBT[1]	232	—	859	—
Net income (GAAP)	5,454	7,092	3,440	17,708

Reconciliation of basic income per ADS (non-GAAP to GAAP)

	Three months ended		Nine months ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006

Basic income per ADS (excluding share based compensation expense, amortization of intangible assets, impairment of goodwill and intangible assets, and FBT1) (Non-GAAP)	$0.19	$0.22	$0.64	$0.57
Less: Adjustments for share-based compensation expense, amortization of intangible assets, impairment of goodwill and intangible assets, and FBT[1]	$0.06	$0.04	$0.56	$0.10
Basic income per ADS (GAAP)	$0.13	$0.18	$0.08	$0.47
Reconciliation of diluted income per ADS (non-GAAP to GAAP)

	Three months ended		Nine months ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006

Diluted income per ADS (excluding share based compensation expense, amortization of intangible assets, impairment of goodwill and intangible assets, and FBT1) (Non-GAAP)	$0.19	$0.21	$0.63	$0.53
Less: Adjustments for share-based compensation expense, amortization of intangible assets, impairment of goodwill and intangible assets, and FBT[1]	$0.06	$0.04	$0.55	$0.09
Diluted income per ADS (GAAP)	$0.13	$0.17	$0.08	$0.44

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	As of	As of
	December 31,	March 31,
	2007	2007
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$96,525	$112,340
Bank deposits	—	12,000
Accounts receivable, net of allowance of $1,926 and $364, respectively	55,372	40,592
Funds held for clients	6,445	6,589
Employee receivable	1,161	1,289
Prepaid expenses	4,812	2,162
Prepaid income taxes	4,095	3,225
Deferred tax assets	800	701
Other current assets	8,301	4,524

Total current assets	177,511	183,422

Goodwill	54,060	37,356
Intangible assets, net	10,184	7,091
Property and equipment, net	53,533	41,830
Deposits	10,214	3,081
Deferred tax assets	8,681	3,101

TOTAL ASSETS	$314,183	$275,881

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$19,926	$18,751
Accrued employee costs	24,840	18,492
Deferred revenue — current	9,009	9,827
Income taxes payable	2,518	88
Deferred tax liabilities	224	—
Other current liabilities	27,212	16,252

Total current liabilities	83,729	63,410

Deferred revenue — non current	1,376	5,051
Deferred rent	2,369	1,098
Accrued pension liability	1,352	771
Deferred tax liabilities — non current	2,143	23

Total liabilities	90,969	70,353
Shareholders’ equity:
Ordinary shares, $0.16 (£0.10) par value; Authorized 50,000,000 shares Issued and outstanding: 42,120,137 and 41,842,879 shares, respectively	6,574	6,519
Additional paid-in-capital	163,548	154,952
Ordinary shares subscribed, nil and 30,022 shares, respectively	—	137
Retained earnings	32,779	30,685
Accumulated other comprehensive income	20,313	13,235

Total shareholders’ equity	223,214	205,528

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$314,183	$275,881